        Section 3.10 of the By-laws is amended in its entirety to read as follows:

Unless required by law, any vacancy on the Board of Directors may be filled only by a majority of the Directors then in office, though less than a quorum, or by a sole remaining Director, or by shareholders if such vacancy was caused by the action of shareholders (in which event such vacancy may not be filled by the Directors or a majority thereof). Any Director elected by the Board of Directors to fill a vacancy not resulting from an increase in the number of Directors shall have the same remaining term as that of his or her predecessor.

        Section 11.02 of the By-laws is amended in its entirety to read as follows:

By Directors. The By-laws may be altered, amended or repealed and new By-laws may be adopted by the Board of Directors by affirmative vote of a majority of the number of Directors present at or participating in any meeting at which a quorum is in attendance; provided that, notwithstanding any other provisions of the By-laws (and notwithstanding the fact that a lesser affirmative vote may be specified by law), the Board of Directors may amend, alter, change or repeal, or adopt any provision inconsistent with, Sections 3.02, 3.10, 3.11(a) or 11.02 of these By-laws, or any provision thereof, without the vote of the shareholders, only by a resolution adopted by the Requisite Vote (as defined herein); provided further that no By-law adopted by the shareholders shall be amended or repealed by the Board of Directors if the By-law so adopted so provides. As used herein, the term “Requisite Vote” shall mean the affirmative vote of at least two-thirds of the Directors then in office plus one Director.